51-102F3
MATERIAL CHANGE REPORT
Item 1  Name and Address of Company
Tower One Wireless Corp. (the “Company”)
600 – 535 Howe Street
Vancouver, BC, V6C 2Z4
Item 2  Date of Material Change
January 31, 2021.
Item 3  News Release
The news release dated March 16, 2021 was disseminated via Stockwatch and BayStreet.
Item 4  Summary of Material Change
On March 16, 2021, the Company announced that effective January 31, 2021, the Company has appointed Alejandro Ochoa as Interim Chief Financial Officer and Corporate Secretary of the Company. Mr. Alejandro Ochoa succeeds Santiago Rossi as the Chief Financial Officer and Corporate Secretary of the Company. The interim Chief Financial Officer role is temporary and the Company anticipates identifying and appointing a permanent Chief Financial Officer in the near future.
Item 5  Full Description of Material Change

5.1        Full Description of Material Change
The material change is fully described in Item 4 above and in the attached news release which has been filed on SEDAR.
5.2         Disclosure for Restructuring Transactions
Not Applicable.
Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A
Item 7  Omitted Information
None
Item 8  Executive Officer
Alejandro Ochoa, Chief Executive Officer, President and Interim Chief Financial Officer
Telephone: 1-917-546-3016
Item 9  Date of Report
March 16, 2021

TOWER ONE ANNOUNCES APPOINTMENT OF
INTERIM CHIEF FINANCIAL OFFICER AND CORPORATE SECRETARY

March 16, 2021 - VANCOUVER, BC, CANADA – TOWER ONE WIRELESS CORP. (CSE: TO) (OTCQB: TOWTF) (Frankfurt: 1P3N) (“Tower One” or the “Company”) announces that effective January 31, 2021, the Company has appointed Alejandro Ochoa as Interim Chief Financial Officer and Corporate Secretary of the Company.  Mr. Alejandro Ochoa succeeds Santiago Rossi as the Chief Financial Officer and Corporate Secretary of the Company. The interim Chief Financial Officer role is temporary and the Company anticipates identifying and appointing a permanent Chief Financial Officer in the near future.

Mr. Alejandro has been with the Company since January 2017, serving as the Chief Executive Officer, President and a director.

About Tower One
Tower One’s principal business is to build, own and operate multi-tenant wireless telecommunications infrastructure (“towers”) in Latin America. Tower One leases space on its towers to mobile network operators. The Company is focused on the build to suit tower industry whereby a long-term lease is secured with a tenant prior to building a tower. The Company operates in the three largest Spanish speaking countries in Latin America (Colombia, Mexico and Argentina) with a combined population of approximately 220 million people.

Contact Information:
Corporate Communications
Tel:         +1 917 546 3016
E-mail:   info@toweronewireless.com
Website: www.toweronewireless.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

FORWARD LOOKING STATEMENTS

Certain statements in this release are forward-looking statements, which include regulatory approvals and other matters. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Such information can generally be identified by the use of forwarding looking wording such as “may”, “expect”, “estimate”, “anticipate”, “intend”, “believe” and “continue” or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the Company’s expectation of appointing a new permanent CFO in the near future. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific that contributes to the possibility that the predictions, estimates, forecasts, projections and other forward-looking statements will not occur. Forward-looking statement are necessarily based upon a number of factors that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements express or implied by such statements. These assumptions, risks and uncertainties include, among other things, the ability to locate a suitable successor CFO in the near future, the impact of the ongoing COVID-19 pandemic, and other factors, many of which are beyond the control of the Company. While such estimates and assumptions are considered reasonable by the management of the Company, they are inherently subject to significant business, economic, competitive and regulatory uncertainties and risks. The Company assumes no obligation to update any forward-looking statements or forward-looking information referenced herein, whether as a result of new information events or otherwise, except as required by applicable securities laws.